UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Uranerz Energy Corporation
(Name of Issuer)
Common Shares
(Title of Class of Securities)
91688T104
(CUSIP Number)
Ron F. Hochstein c/o Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2 CANADA
(416) 979-1991 ext. 232
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91688T104

1	NAMES OF REPORTING PERSONS Denison Mines Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, CANADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) As of March 31, 2010, the Issuer had 64,194,887 Common Shares issued and outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2010, as filed with the Securities and Exchange Commission on May 7, 2010.

2

INTRODUCTION
This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by Denison Mines Corp. (“Denison”) with respect to the securities covered hereby, with the Securities and Exchange Commission on May 9, 2008 (the “Schedule 13D”) with respect to the common shares (the “Common Shares”) of Uranerz Energy Corporation, a company formed under the laws of British Columbia, Canada.
This Amendment amends and restates the Schedule 13D and is being filed to report the following: (1) the expiry on April 15, 2010 of 5,465,000 one-half common share purchase warrants of the Issuer, which entitled the holder upon exercise to acquire up to 2,732,500 Common Shares; (2) the public acquisition of 15,000 Common Shares on June 23, 2010; and (3) the public sale of 5,480,000 Common Shares, in the aggregate, during the period from June 16, 2010 to August 3, 2010.
Item 1. Security and Issuer.
Common Shares
Uranerz Energy Corporation.
Suite 1410, 800 West Pender Street
Vancouver, British Columbia V6C 2V6
CANADA
Item 2. Identity and Background.
Denison Mines Corp. (“Denison”) is an Ontario, Canada company located at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2, Canada. Denison is engaged in the business of mining uranium. During the last five years, neither Denison, nor to Denison’s knowledge, any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. The identity and background of each of the officers and directors of Denison is as follows:
Joo-Ok Chang, Director of Denison, is a citizen of Korea, and currently resides at 611-1202 Tapmaeul Byoksan Apt. Yatap-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-926, Korea. Mr. Chang is a Vice-President at Korea Electric Power Corporation (“KEPCO”).
John H. Craig, Director of Denison, is a citizen of Canada and currently resides at 8 Saunders Street, Toronto, Ontario M5M 3S4 CANADA. Mr. Craig is a Lawyer and Partner with Cassels Brock & Blackwell LLP.
W. Robert Dengler, Director of Denison, is a citizen of Canada and currently resides at 512 Quail Ridge Drive, Aurora, Ontario L4G 3G8 CANADA. Mr. Dengler is currently engaged as a Corporate Director. Until 2006, Mr. Dengler was the Vice-Chairman and Director, as well as President and Chief Executive Officer, of Dynatec Corporation.
Brian D. Edgar, Director of Denison, is a citizen of Canada and currently resides at 4988 Angus Drive, Vancouver, British Columbia V6M 3M5 CANADA. Mr. Edgar is also a Director of Rand Edgar Investment Corp.

Ron F. Hochstein, Director, President and Chief Executive Officer of Denison, is a citizen of Canada and currently resides at 789 Grover Avenue, Coquitlam, British Columbia V3J 3C9 CANADA.
Tae-Wan Kim, Director of Denison, is a citizen of Korea and currently resides at 104-1805 Hyundai Apt, 818 Majang-dong, Seongdong-gu, Seoul 133-753, Korea. Mr. Kim is Director of Fuel Management at Korea Hydro and Nuclear Power, a subsidiary of KEPCO.
Lukas H. Lundin, Director and Chairman of Denison, is a citizen of both Sweden and Canada and currently resides at 1281 West Cordova Street, Suite 3501, Vancouver, British Columbia V6C 3R5 CANADA. Mr. Lundin is Chairman and Director of several companies.
William A. Rand, Director of Denison, is a citizen of Canada and currently resides at 2136 SW Marine Drive, Vancouver, British Columbia V6P 6B5 CANADA. Mr. Rand is also a Director of Rand Edgar Investment Corp.
Catherine J. G. Stefan, Director of Denison, is a citizen of Canada and currently resides at 55 Yorkleigh Avenue, Toronto, Ontario M9P 1Y3 CANADA. Ms. Stefan is the Managing Partner of Tivona Capital Corporation.
James R. Anderson, Executive Vice President and Chief Financial Officer of Denison, is a citizen of Canada and currently resides at 1331 Lindburgh Court, Mississauga, Ontario L5H 4J2 CANADA.
Harold Roberts, Executive Vice President, U.S. Operations of Denison, is a citizen of the United States and currently resides at 4051 South Holly Street, Englewood, Colorado 80111.
Philip G. Buck, Vice President, Mining of Denison, is a citizen of Canada and currently resides at 8065 Towhee Road, Parker, CO 80134.
Donald C. Campbell, Vice President, Commercial of Denison, is a citizen of Canada and currently resides at 1088 Ivsbridge Boulevard, Newmarket, Ontario L3X 1N3 CANADA.
David Frydenlund, Vice President, U.S. Legal & Regulatory Affairs, Corporate Secretary of Denison, is a citizen of Canada and currently resides at 8228 Harbour Town Place, Lone Tree, Colorado 80124.
William C. Kerr, Vice President, Exploration of Denison, is a citizen of Canada and Ireland and currently resides at 1136 King Crescent, Saskatoon, Saskatchewan S7K 0N8 CANADA.
Curt D. Steel, Vice President, Sales and Marketing of Denison, is a citizen of the United States and currently resides at 2 Edmonds Road, Sherman, Connecticut 06784.
Item 3. Source and Amount of Funds or Other Compensation.
Item 3 is hereby amended and restated in its entirety with the following:
As to the public acquisition of Common Shares on June 23, 2010, Denison acquired 15,000 Common Shares using funds from its working capital.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety with the following:

This Amendment No. 1 is being filed to report the following:
(1)	the expiry on April 15, 2010 of 5,465,000 one-half common share purchase warrants of the Issuer, which entitled the holder upon exercise to acquire up to 2,732,500 Common Shares;

(2)	the public acquisition of 15,000 Common Shares on June 23, 2010; and

(3)	the public sale of 5,480,000 Common Shares, in the aggregate, during the period from June 16, 2010 to August 3, 2010.
Item 5. Interest in Securities of the Issuer.
See Item 3 above.
(a)	The total number of shares of Common Shares that Denison beneficially owns, in the aggregate, is 0, which represents 0.00% of the total outstanding Common Shares. As of March 31, 2010, the Issuer had 64,194,887 Common Shares issued and outstanding.

(b)	Denison nor, to the its best knowledge, any of the persons referred to in Item 2 above, beneficially owns any Common Shares.

(c)	The following transactions are reported by this Amendment:
(1)	the expiry on April 15, 2010 of 5,465,000 one-half common share purchase warrants of the Issuer, which entitled the holder upon exercise to acquire up to 2,732,500 Common Shares;

(2)	the public acquisition of 15,000 Common Shares on June 23, 2010 at a price per Common Share of $1.1381;

(3)	the public sale of an aggregate of 5,480,000 as follows:

Date	Common Shares Disposed of	Price per Common Share
June 16, 2010	500,000	1.21
June 17, 2010	434,200	1.20
June 18, 2010	725,000	1.14
June 21, 2010	57,200	1.14
July 2, 2010	11,100	1.15
July 19, 2010	500	1.13
July 26, 2010	31,200	1.13
July 27, 2010	89,800	1.13
July 28, 2010	82,100	1.14
July 29, 2010	350,000	1.13
July 30, 2010	902,900	1.20
August 3, 2010	2,296,000	1.19
(d)	Except as set forth in this Amendment to Schedule 13D, to the knowledge of Denison, no person other than Denison has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares covered by this Amendment to Schedule 13D.

(e)	On July 30, 2010, Denison ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Neither Denison nor any other person referred to Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

DENISON MINES CORP.
Date: August 5, 2010	By:	/s/ Ron F. Hochstein
		Name:	Ron F. Hochstein
		Title:	Director, President & Chief Executive Officer